Exhibit 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) as at July 31, 2023:

As at July 31, 2023
(in millions of Canadian dollars)
Subordinated Debentures	9,566
Equity
Common Equity
Common Shares	19,627
Retained Earnings	55,783
Accumulated Other Comprehensive Income	(7,340)
Other Reserves	(88)

Total Common Equity	67,982
Preferred Shares and Other Equity Instruments	8,075

Total Equity Attributable to Equity Holders of the Bank	76,057
Non-controlling Interests
Non-controlling Interests in Subsidiaries	1,661

Total Equity	77,718

Total Capitalization	87,284

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, based upon financial information calculated in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the nine months period ended July 31, 2023 and for each of the years in the five year period ended October 31, 2022.

	Nine Months Ended July 31,	October 31,
	2023	2022	2021	2020	2019	2018

Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	4.72	5.78	9.00	5.91	6.61	8.15
Including interest on deposits	1.29	1.82	2.56	1.66	1.67	1.88
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	3.96	5.14	7.55	5.16	5.88	7.02
Including interest on deposits	1.27	1.78	2.46	1.63	1.65	1.84

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest and net income from investments in associated corporations);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs;

•	fixed charges, including interest on deposits, represent all interest; and

•	preferred dividends include dividends from preferred shares and other equity instruments.